Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	OtonomyExchange@equitybenefits.com on behalf of David A. Weber, Ph.D., President and Chief Executive Officer, Otonomy, Inc.

To:	All Eligible Employees

Date:	December 20, 2017

Subject:	LAUNCH OF OTONOMY’S STOCK OPTION EXCHANGE PROGRAM

Dear Otonomy Eligible Employee:

You are receiving this email because you are eligible to participate in a voluntary, one-time stock option exchange offer that will allow you to exchange certain out-of-the-money stock options for new stock options, as described in more detail below, and also in the attached documents including the “Offer to Exchange Certain Outstanding Stock Options for New Stock Options,” or the Offer to Exchange.

There are a number of terms used in this email that, if they aren’t defined in the email, are defined and discussed in further detail in the Offer to Exchange. If, after you’ve read this message and accompanying materials, you still have questions, please contact Carla Boren, our Vice President of Human Resources, by email at exchange@otonomy.com or by phone at (619) 323-2209. We also recommend that you consult with your personal financial, legal and/or tax advisers to weigh the benefits and risks involved in participating in the Offer.

The stock option exchange program is a voluntary, one-time stock option exchange offer from Otonomy, Inc., or Otonomy, to allow eligible employees who received certain eligible options the opportunity to exchange those options for new options (the “Offer”). If you elect to exchange your eligible options, the number of shares of our common stock subject to the new options you receive will be the same as the number of shares of our common stock subject to the exchanged options immediately before they were cancelled in the Offer, except that any new options granted to eligible officers will cover a lesser number of shares of our common stock than were subject to the exchanged options, as set forth in the Offer to Exchange. All new options will be nonstatutory stock options for U.S. tax purposes, regardless of whether the corresponding eligible options cancelled in the Offer were incentive stock options or nonstatutory stock options. New options will be unvested on the new option grant date, regardless of the extent to which the exchanged options were vested, and will be scheduled to vest based on your continued service with us through each applicable vesting date in accordance with a new vesting schedule. The new vesting schedule generally provides that to the extent that a portion of an eligible option grant exchanged in the Offer was vested on the cancellation date or would have been scheduled to vest within six months after the new option grant date, an equivalent portion of the new option grant will be scheduled to vest on the one-year anniversary of the new option grant date, and the remaining shares subject to the new options will be scheduled to vest as to one-third of such shares on the one-year anniversary of the new option grant date and as to 1/36th monthly thereafter over an additional period of two years.

All eligible employees who participate in the Offer will receive new options in exchange for their cancelled eligible options. Options eligible to be exchanged in the Offer include only those options granted with an exercise price greater than $12.00 per share of our common stock, whether vested or unvested, that are outstanding and unexercised as of the expiration date and that were granted under our Amended and Restated 2010 Equity Incentive Plan or our 2014 Equity Incentive Plan. You are an eligible employee if you are an employee of Otonomy who holds eligible options as of the date the Offer commences and remain an employee of Otonomy through the new option grant date. However, non-employee members of our board of directors will not be eligible employees.

This Offer currently is scheduled to expire on January 19, 2018, at 9:00 p.m., Pacific Time, and new options are scheduled to be granted on the same calendar day (but after the Offer expires).

We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the Offer to Exchange and an election form, together with its associated instructions. Each of these documents is attached to this email. In addition, to help you recall which of your options are eligible for exchange in this Offer and give you the information necessary to make an informed decision, please refer to your personalized information regarding each eligible option grant you hold available via Otonomy’s Offer website that lists: the grant date of the eligible option grant; the per share exercise price of the eligible option grant; whether the eligible option grant is an incentive stock option or nonstatutory stock option; the number of vested and unvested shares of our common stock subject to the eligible option grant as of January 19, 2018 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date); the number of shares of our common stock subject to the new option grant that would be granted in exchange for the eligible option grant; and the vesting schedule of the new option grant.

Otonomy Offer Website: https://otonomy.equitybenefits.com

Your Login ID is your Otonomy email address

Your Initial Password is [Insert Password]. You will be required to reset your password during your initial login.

Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We know that the materials describing the Offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the Offer. We believe this Offer is potentially very important to you and recommend that you take the time to study the materials, ask questions if needed, and make an informed decision about whether or not to participate. Additional resources relating to the Offer are available on the Offer website.

If you do nothing, you will be making a decision not to participate in the Offer and you will not receive any new options pursuant to the Offer. Instead, your existing options will remain outstanding until they are exercised or cancelled or expire by their terms and will retain their current exercise price, vesting schedule, and other terms.

If you want to participate in the Offer, we must receive your election electronically via Otonomy’s Offer website at https://otonomy.equitybenefits.com or by fax at (408) 979-8707 no later than 9:00 p.m., Pacific Time, on January 19, 2018 (unless the offering period is extended).

If you do not remain employed with Otonomy through the date that the new options are granted, then upon the termination of your employment, you will cease to be an eligible employee under the terms of the Offer and any election that you have made to exchange any of your options pursuant to the Offer will be ineffective. As a result, none of your options will be exchanged under the Offer and you will not receive new options.

If we have not received your properly completed and submitted election by the expiration of the Offer, you will have rejected this Offer and you will keep your current options. A copy of the election form is included in the Offer documents as well as attached to this email.

Sincerely,

David A. Weber, Ph.D.,

President and Chief Executive Officer, Otonomy, Inc.

Attachments:

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Election Form